UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                 General Form For Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            Cigma Metals Corporation
                 (Name of Small Business Issuer in its Charter)



Florida                                                98-0203244
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

Offices of Eric P. Littman, P.A., 7695 S.W. 104th Street, Offices at Pincrest,
Suite 210, Miami, Florida                                         33156
(Address of principal executive offices)                         Zip Code

                                 (604) 687-4432
                           (Issuer's Telephone Number)


Securities to be Registered under Section 12(b) of the Act:  None

    Securities to be Registered under Section 12(g) of the Act: common stock,
                           $.001 par value per share


                                                                   Page 1 of 58.
                                                Index to exhibits is on Page 24.

                            Cigma Metals Corporation
                      Registration Statement on Form 10-SB

                                     Part I
                                                                            Page
                                                                            ----

Item 1.    Description of Business                                             3
           A.  General                                                         3
           B.  Risk Factors Related to the Company's Business                  4

Item 2.    Management's Discussion and Analysis or Plan of Operation           9

Item 3.    Description of Property                                            12

Item 4.    Security Ownership of Certain Beneficial Owners and Management     15

Item 5.    Directors, Executive Officers, Promoters and Control Persons       16

Item 6.    Executive Compensation                                             17

Item 7.    Certain Relationships and Related Transactions                     18

Item 8.    Description of Securities                                          18

                                     Part II

Item 1.    Market Price and Dividends on the Registrants' Common Equity
           and other Shareholder Matters                                      19

Item 2.    Legal Proceedings                                                  19

Item 3.    Changes in and Disagreements with Accountants on Accounting
           And Financial Disclosure                                           19

Item 4.    Recent Sales of Unregistered Securities                            20

Item 5.    Indemnification of Directors and Officers                          20


                                    Part F/S


                                    Part III

Item 1.    Index to Exhibits                                                  24

ITEM 1.    DESCRIPTION OF BUSINESS

A    GENERAL

     Cigma Metals Corporation (the "Company" or "Cigma") was incorporated under the laws of the State of Florida on January 13, 1989, under the name "Cigma Ventures Corporation". The Company was inactive until it redirected its business efforts in April 1998 following a change of management, which occurred on April 17, 1998 to the acquisition, exploration and development of exploration projects that have the potential to become low cost mining operations. The Company changed its name to Cigma Metals Corporation on April 17, 1998 to more fully reflect its business activities.

     Since its redirection, the Company's activities have been focused primarily on the examination of prospective mineral properties, the acquisition of rights to certain mineral properties and the implementation of preliminary exploration programs on those properties in which it has acquired an interest. Since commencement of its exploration examinations in 1998, the Company has undertaken a review of mineral properties in the Russian Federation. See "Item 3. Description of Property."

     All of the mineral properties in which the Company has an interest or a right to acquire an interest in are currently in the exploration stage. None of the properties contain any known reserves. The Company's primary objective is to explore for gold, silver and base metals and to develop those existing exploration projects that have the potential to become low cost mining operations. Its secondary objective is to locate, evaluate, and acquire other mineral properties, and to finance their exploration and development either through equity financing, by way of joint venture or option agreements or through a combination of both.

     The Company is in the exploration stage and has a limited operating history. No representation is made, nor is any intended, that the Company will be able to carry on its activities profitably. Moreover, the likelihood of the success of the Company must be considered in the light of the expenses, difficulties, and delays frequently encountered in connection with mineral resource exploration and development and with the formation of a new business.

     The Company encounters strong competition from other exploration and mining companies in connection with the acquisition of properties producing, or capable of producing, gold, silver and base minerals. The Company also competes with other companies both within and outside the mining industry in connection with the recruiting and retention of qualified employees knowledgeable in mining operations. Precious and base metals are worldwide commodities and, accordingly, the Company will sell its future production at world market prices.

     All of the Company's exploration activities in the Russian Federation are subject to regulation by governmental agencies under one or more of the various environmental laws. These laws address emissions to the air, discharges to water, management of wastes, management of hazardous substances, protection of natural resources, protection of antiquities and reclamation of lands which are disturbed. The Company believes that it is in substantial compliance with applicable environmental regulations. Many of the regulations also require permits to be obtained for the Company's activities; these permits are normally subject to public review processes resulting in public approval of the activity. While these laws and regulations govern how the Company conducts many aspects of its business, management of the Company does not believe that they have a material adverse effect on its results of operations or financial condition at this time. The Company's projects are evaluated considering the cost and impact of environmental regulation on the proposed activity. New laws and regulations are evaluated, as they develop to determine the impact on, and changes necessary to, the Company's operations. It is possible that future changes in these laws or regulations could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

     The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the near future.

     The Company does not currently file reports with the Securities and Exchange Commission.

     As of September 10, 1999, there were four full-time and two part-time employees.

     The Company's Executive office is located at Offices of Eric P. Littman, P.A., 7695 S.W. 104th Street, Offices at Pincrest, Suite 210, Miami, Florida 33156, and the Corporate office is located at Suite 1505 - 1060 Alberni Street, Vancouver, British Columbia, Canada, V6E 4K2.


B.   RISK FACTORS RELATED TO THE COMPANY'S BUSINESS

1.   General Risks

     A.   Recently Organized Company

          The Company was organized in 1989 and has no operating history. The Company, therefore, must be considered promotional and in its early formative years and exploration stage. Prospective investors should be aware of the difficulties normally encountered by a new enterprise. There is nothing at this time upon which to base an assumption that the Company's business plan will prove successful, and there is no assurance that the Company will be able to operate profitably. The Company has limited assets and has had no revenues to date.

     B.   Experience of Management

          Although the Company's management ("Management") has general business experience, prospective investors should be aware that Management has limited experience in the mining industry and in particular with respect to the acquisition, exploration and development of mineral resource properties. See "Directors and Officers."

     C.   Potential future 144 Sales

          Of the 100,000,000 shares of the Company's common stock authorized, there are presently issued and outstanding 14,000,000, all but approximately 8,000,000 shares are "restricted securities" as that term is defined under the Act, and in the future may be sold in compliance with Rule 144 of the Act, pursuant to a registration statement filed under the Act, or other applicable exemptions from registration thereunder. Rule 144 provides, in essence, that a person holding restricted securities for a period of one (1) year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent (1%) of the Company's outstanding common stock every three (3) months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of Section 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale over a period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the


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

     Act, may have a depressive effect on the market price of the Company's securities in any market that may develop for such shares.

     D.   Penny Stock Rules

          Under Rule 15g-9 under the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or affect the purchase of a penny stock by any person unless:

     (1)  Such sale or purchase is exempt from Rule 15g-9; or

     (2) Prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

          The Commission adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to
     (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000, for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (c) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System.

          It is likely that the Company's common stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of purchasers in the offering to sell their securities in the secondary market.

E.   Forward Looking Statements

          This registration statement includes "forward-looking statements" within the meaning of Section 27a of the act and Section 21e of the securities and exchange act of 1934, as amended (the "exchange act"). All statements other than statement of historical facts included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the company's financial position are forward-looking statements. Although the company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectation will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations ("cautionary statements") are disclosed in this registration statement, including, without limitation, in conjunction with the forward-looking statements included in this registration statement section entitled "Risk Factors Related to the Company's Business." All subsequent written and oral forward-looking statements attributable to the company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements. See "Item 2. Management's Discussion and Analysis or Plan of Operation."

2.   Risk Factors of the Company's Mining Business

          Resource exploration and development is a speculative business, characterised by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection; any combination of these factors may result in the Company not receiving an adequate return of investment capital.

     A.   Exploration and Development Risks

          All of the Company's properties are in the exploration stages only and are without a known body of commercial ore. Development of these properties will only follow if satisfactory exploration results are obtained. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

          Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralised deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In additions, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have and adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

     B.   Operating Hazards and Risks

          Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damages to property, and possible environmental damages. The Company does not have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities. Payment of any liabilities as a result could have a materially adverse effect upon the Company's financial condition.

     C.   Lack of Cash Flow and Additional Funding Requirements

          None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations. The Company feels


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

     that its current cash position is strong enough to fund its 1999 and 2000 capital requirements. The further exploration and the potential development of any ore deposits found on the Company's exploration license depends upon the Company's ability to obtain financing through any or all of the joint venturing of properties, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties and reduce or terminate its operations. The Company has no understanding or agreements with any person regarding such additional funding requirements. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property. While the Company may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such activity will generate funds that will be available for operations.

          The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

     D.   Title Risks

          The Company has not obtained an opinion of counsel as to title to its properties nor has it obtained title insurance. Any of the Company's properties may be subject to prior unregistered agreements of transfer.

     E.   Conflicts of Interest

          Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

     F. Competition and Agreements with Other Parties

          The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself. Significant competition exists for the limited number of mineral acquisition opportunities available in the Company's sphere of operations. As a result of this competition, the

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     Company's ability to acquire additional  attractive gold mining properties, on terms it considers acceptable, may be adversely affected.

          The Company may be unable in the future to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

     G.   Fluctuating Mineral Prices

          The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such minerals. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Moreover, significant price movements in mineral prices over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and, therefore, the economic viability of any of the Company's projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

     H.   Environmental Regulation

          All phases of the Company's operations in the Russian Federation are subject to environmental regulations. Environmental legislation in the Russian Federation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties of non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Although the Company believes it is in compliance with all applicable environmental legislation, there is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

     I.   Adequate Labour and Dependence Upon Key Personnel

          The Company will depend upon recruiting and maintaining qualified personnel to staff its operations. The Company believes that such personnel are currently available at reasonable salaries and wages in the geographic areas in which the Company intends to operate. There can be no assurance, however, that such personnel will always be available in the future. In addition, it cannot be predicted whether the labour staffing at any of the Company's projects will be unionised. The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its Management. The loss of services of any of its Management could have a material adverse effect on the Company.

     J.   No Employment Agreements with Management

          The Company currently has no employment agreements with Management and does not maintain, nor does it intend to obtain, key man life insurance on any member of its Management.


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

     K.   Political Risks

          There are significant political risks involving the Company's investment in the Russian Federation. These risks include, but are not limited to political, economic and social uncertainties in such countries. A change in policies by the government of the countries in which the company operates could adversely affect the Company's interest by, among other things, change in laws, regulations, or the interpretations thereof, confiscatory taxation, restriction on currency conversions, imports and sources of supplies, or the expropriation of private enterprises. Although management of the Company does not believe that the political factors described above have affected the Company's activities to date, these factors may make it more difficult for the Company to raise funds for the development of its mineral interests in such developing countries.

     L.   Year 2000 Risks

          Currently the Company does not rely on any computer programs that will materially impact the operations of the Company in the event of a Year 2000 disruption. However, like any other Company, advances and changes in available technology can significantly impact its business and operation. Consequently, although the Company has not identified any specific year 2000 issue, the "Year 2000" problem creates risk for the Company from unforeseen problems in its own computer systems and from third parties, including but not limited to financial institutions, with whom it transacts business. Such failures of the Company and/or third parties computer systems could have a material impact on the Company's ability to conduct its business. See "Item 2. Management's Discussion and Analysis or Plan of Operation."


Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A    GENERAL

          The Company is a mineral exploration company based in Vancouver, Canada and Moscow, Russia and is engaged in the exploration of precious metals. The Company was incorporated under the laws of the State of Florida on January 13, 1989, under the name "Cigma Ventures Corporation". On April 17, 1998, the Company changed its name to Cigma Metals Corporation and is in the exploration stage.

          The Company was inactive between January 13, 1989 and April 17, 1998.

          Since commencement of its exploration operations in late 1998, the Company has undertaken a review of potential mineral properties in the Russian Federation.

          The management of the Company has developed the following exploration objectives, the acquisition of properties with large scale potential, to minimize capital costs on leases or concessions, the acquisition of properties adjacent or in close proximity to recent discoveries of large scale mineral reserves, to be the first-in staking where possible, secured repatriation on mineral rights and royalties and to establish joint ventures and/or partnerships with established companies that possess the resources to complete mine development. All of the Company's properties are in the preliminary exploration stage without any presently known body of ore.

          The Company had no material revenues between January 13, 1989 and December 31, 1998. Revenue during the six months ended June 30, 1999 was the result of interest earned on funds raised during March 1999, as the Company has no mineral properties in production.

          The Company believes that for the current fiscal year ended December 31, 1999 and the fiscal year ended December 31, 2000 all capital requirements necessary to develop existing properties and to further develop the Company through the possible acquisition or joint venturing of additional mineral properties either in the exploration or development stage will be funded with present cash and cash equivalents. Additional employees will be hired on a consulting basis as required by the exploration projects.

B    FINANCING

          During the six months ended June 30, 1999, the Company raised $700,000 and issued 7,000,000 shares at a price of $0.10 per share for an aggregate consideration of $700,000 pursuant to Rule 504 of Regulation D.

          On April 12, 1999 the Company issued 6,000,000 restricted common shares ($900,000) upon acquiring three properties in the Komi Republic, Russian Federation.

          No funds were raised between January 13, 1989 and December 31, 1998.

C    FINANCIAL INFORMATION

     (a) Six Months Ended June 30, 1999 (Fiscal 1999) versus Six Months Ended June 30, 1998 (Fiscal 1998).

          Net loss for the six months ended June 30, 1999 increased by $21,929 to $21,929 (June 30, 1998 - $Nil), due to limited operations in fiscal 1998.

     (b)  January 13, 1989 (inception) to December 31, 1998.

               Between January 13, 1989 and December 31, 1998 the company had limited financial activity other than as related to organizational expenses of $1,000.

D    FINANCIAL CONDITION AND LIQUIDITY

          During the six months ended June 30, 1999, the Company met its capital requirements through proceeds of the sale of common stock of the Company. The Company raised $700,000 in March 1999 and issued 7,000,000 shares at a price of $0.10 per share for an aggregate consideration of $700,000 pursuant to Rule 504 of Regulation D.

          At June 30, 1999, the Company had cash of $683,071  (December 31, 1998
     - $0, December 31, 1997 - $0); and working capital of $678,071(December 31, 1998 - $0, December 31, 1997 - $0). Total liabilities at June 30, 1999 were $5,000 (December 31, 1998 - $0, December 31, 1997 - $0).

          The Company feels that its current cash position is strong enough to fund capital requirements in fiscal 1999 and 2000. In the event that a production decision is made on one of the properties or the Company acquires additional mineral properties either directly, through joint ventures, or through the acquisition of operating entities, it is the Company's intention to raise additional capital either through equity offerings and/or debt borrowings.

          Management of the Company is committed to further develop the Company through the possible acquisition or joint venturing of additional mineral properties either in the exploration or development stage. Additional employees will be hired on a consulting basis as required by the exploration projects.

          None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations. While the Company may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such activity will generate funds that will be available for operations.

          The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

E    YEAR 2000 ISSUES.

          The "Year 2000 problem", as it has come to be known, refers to the fact that many computer programs use only the last two digits to refer to a year, and therefore recognise a year that begins with "20" as instead beginning with "19". For example, the year 2000 would be read as being the year 1900. If not corrected, this problem could cause many computer applications to fail or create erroneous results.

          The Company has modified and tested all the critical applications of its information technology ("IT"), the result of which is that all such critical applications are now Year 2000 compliant. The Company believes that virtually all of the non-critical applications of its IT are or will be made Year 2000 compliant by June 30, 1999. The Company is using independent consultants to oversee the Year 2000 project as well, as to perform certain remediation efforts. In-addition, progress on the Year 2000 project is also monitored by senior management, and reported to the Board of Directors. The total amount of the payments made to date and to be made hereafter to such independent consultant are not expected to be material. Based on the Company's analysis to date, the Company believes that its material non-IT systems are either Year 2000 compliant, or do not need to be made Year 2000 compliant in order to continue to function in substantially the same manner in the Year 2000. The Company intends to continue its analysis of whether its non-IT systems require any Year 2000 remediation. The Company's Year 2000 compliance work has not caused, nor does the Company expect that it will cause, a deferral on the part of the Company of any material IT or non-IT projects.

          However, there can be no assurance that any of the Company's vendors or others, with whom it transacts business, will be Year 2000 compliant prior to such date. The company is unable to predict the ultimate effect that the Year 2000 problem may have upon the Company, in that there is no way to predict the impact that the problem will have nation-wide or world-wide and how the Company will in turn be affected, and, in addition, the company cannot predict the number and nature of its vendors and customers who will fail to become Year 2000 compliant prior to January 1, 2000. Significant Year 2000 difficulties on the part of vendors or customers could have a material adverse impact upon the Company. The Company intends to monitor the progress of its vendors and customers in becoming Year 2000 compliant. The Company has not to date formulated a contingency plan to deal with the potential non-compliance of vendors and customers, but will be considering whether such a plan would be feasible.

F    NEW ACCOUNTING PRONOUNCEMENTS

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the object of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk of (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 1999.

          Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes, Accordingly, the Company does not expect adoption of the new standards on January 1, 2000 to affect its financial statements.

          In April 1998, the American Institute of Certified Public accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up activities", ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard will not have a material effect on the financial statements.

G    Forward Looking Statements

          The Registration Statement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements". Such statements are included, among other places in this Registration Statement, in the sections entitled "Management's Discussion and Analysis or Plan of Operation," "Description of Business" and "Description of Property." Forward-looking statements are based on expectations, estimated and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. These include, but are not limited to, the risks of mining industry (for example, operational risks of exploring for, developing and producing precious and base metals, risks and uncertainties involving geology of mineral deposits, the uncertainty of reserve estimates and estimates relating to production volumes, cost and expense projections, potential cost overruns and health, safety and environmental risks), risks relating to the Company's properties (for example, lack of operating history and transportation), fluctuations in mineral prices and exchange rates and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. See "Risk Factors of the Company's Business." Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct.


Item 3. DESCRIPTION OF PROPERTY

          All of the Company's properties are in the preliminary exploration stage and do not contain any known body of ore.

A    Acquisition of Property Interests or Options to acquire Property Interests

     Since commencement of its exploration examinations in 1998, the Company has undertaken a review of mineral properties in the Russian Federation.

     By Agreement dated April 12, 1999, the Company purchased three properties in the Komi Republic. The properties are located 120 to 140 km south of the town of Inta which is serviced daily by local airlines from Siktivkar, the capital of the Komi Republic, 500 km to the southwest. Access is by dirt road which crosses the Kozhim river.

     The Komi Republic is part of the North-Western Region of Russia and is nearly 2M square km in size, with less than one million inhabitants. It is one of the main coal and oil producing regions of Russia and is west of the Urals and north of the central Region.

     The properties are located on a high plateau just 20 km west of Katalambinski, 1500 meters above sea level within the Lyapin anticlinorium. The properties have at least 3 known showings: "Chudnoe", "Nesterovskoye" and "Samshitovoye". All the rocks are metamorphosed to the green schist facies. The oldest rocks are the Proterozoic Sablegorsk Formation which consists of a lower unit of basalt and andesite with interlayers of quartz-sericite-pyrhyolite shales overlain by rhyolite flows and tuffs. Total thickness is 20000-2500 meters. The Sablegorsk formation is intruded by subvolcanic rhyolite bodies and NE trending rhyolite dikes.

     Unconformably overlying the volcanics are up to 100 meters of Late Cambrian Early Ordovician conglomerates, sandstones, siltstones, siltstones and shales. These in turn are overlain by up to 1500 meters of grey to crimson conglomerates and quartzites of the Orbeiz formation and the later grey-green metamorphosed polymictic sandstones, and chlorite-sericite-quartz shales of the Saledin Formation which is up to 900 meters thick.

     The region is characterized by the NE-trending overturned Maldin anticline which exposes the rhyolite in it's 'ore and the Paleozoic rocks along its limbs. The axial plane plunges northwest with a steeply dipping east limb. Gthe structure is complicated by steeply dipping NE faults and NNW fractures.

     (i) Chudnoe Ore Occurrence (65 deg. 14.3' N.Lat; 60 deg. 14.2' E. Lon.) This showing, exposed on surface, was found in 1994. Previous work includes mapping, trenching, geochemical and geophysical surveys. Trenching results indicate ore zones of 1-3 meters in width ranging in grade from 10-84 g/t gold. Only one hole to 50 meter depth has been drilled to date.

          Mineralization appears related to a major tectonic shear zone within the rhyolite represented by zones of schistosity and brecciation. The 4-15 meter thick ore-bearing zones strike northeast and dip at 60-70(0) northwest over a strike length of 140 to 360 meters. The ore zones consist of fuchsite stringers and bands along the planes of schistosity in the rhyolite and as the matrix of the breccias. The rhyolite is bleached along the contacts of the stringers. Fine quartz-albite stringers and albite replacing potassium feldspar phenocrysts is observed in the altered zones. Both fuchsite and sericite are observed in the ground-mass.

          The mineralization consists of native gold, palladium minerals, leucoxene, barite, zircon, native silver and mertyite group minerals (palladium bearing. The native gold contains gold, mercury, copper and palladium. Mineralization is considered to be hydrothermal in nature and bears some resemblance to the AU+Pd+U deposit occurring in Proterozoic acid volcanics at Coronation Hill in Northern Australia. The main differences are 1) absence of unconformities, 2) alteration is albite-sericite-fuchsite-quartz rather than sericite-chlorite-quartz as at Coronation Hill, 3) absence of uranium, 4) absence of sulphides, tellurides, nickel and cobalt, 5) absence of graphite and arbon matter in stringers and altered rocks, 6) development of extensive fuchsite.

     (ii) Nesterovskoye Occurrence (65 deg. 13.7' N.Lat; 60 deg. 14.8' E. Lon.) The showing is exposed on a cirque face and is represented by a strong gold geochem anomaly about 200 x 300 meters in size on the plateau above the cirque. To date, 5 holes totalling 1200 meters have been completed in a section line across the anomaly.

          Mineralization occurs as layers of quartz-fuchsite-goldhosted in Ordovician sandstones and conglomerates. Values up to 180 g/t gold over 0.5 to 1.5 meters have been reported. Although similar to the Chudnoe occurrence, the mineralization contains mainly gold and only minor palladium.

    (iii) Samshitovoye Occurrence (65 deg. 14.7' N.Lat; 60 deg. 13.5' E. Lon.) The showing is located approximately one kilometre northwest of Chudnoe. It was identified during the 1980's as a result of a prominent gold anomaly and later investigated by six drill holes. To date, 6 drill holes totalling 565 meters have been completed, revealing a 17-metre overburden underlain by Ordovician sandstones, shales and conglomerates.

          Mineralization occurs as layers of quartz-fuchsite-goldhosted in Ordovician sandstones and conglomerates. Given the stratigraphic location of the mineralization, it appears likely to be similar to Nesterovskoye.

B.   Exploration Activities and Anticipated Capital Expenditures

          The Company has been conducting preliminary exploration work on all of its properties since August 1998.

          The Company has retained the services of Stewart Wallis to evaluate the mineral concessions on the Company's behalf. In August 1999 the Company retained MRDI Canada, a division of H.A. Simons Ltd. to act as mineral consultant for the Company.

          There are no long-term agreements or understandings regarding the continuation of these consulting relationships.

          The Company will retain independent mineral consultants on an as when needed basis.

          Consultants and advisors will be employed by the Company based on their technical expertise, familiarity with the subject matter, ability to speak the language of the country in which the Company's property interests are located; knowledge of local mining laws, ordinances and geology.

          The Company estimates that approximately $250,000 will be required from May 1999 through December 31, 1999 in order to complete its preliminary assessment of its properties.

          The Company feels that its current cash position is strong enough to fund all capital requirements in fiscal 1999 and 2000. In the event that a production decision is made on one of the properties or the Company acquires additional mineral properties either directly, through joint ventures, or through the acquisition of operating entities, it is the Company's intention to raise additional capital either through equity offerings and/or debt borrowings. No assurance can be given that such financing will be available when required by the Company. The amount of funds that may be available to the Company may be less than that required by the Company and will be affected by factors, such as general market and economic conditions that are beyond the Company's control. The Company has no (i) understandings or agreements with any person regarding such financing and (ii) present intentions to effectuate a merger or other business combination.

          Notwithstanding the foregoing, if an appropriate opportunity presents itself to joint venture the continual exploration and if warranted, the development of its properties the Company intends to fully explore the viability of any such opportunities.

C.   Office Facilities

          There are no long term agreements or commitments with respect to the Company's offices located at 1505 - 1060 Alberni Street, Vancouver, British Columbia, Canada, V6E 4K2. The office is rented on a month-to-month basis. The Company is required to give 30 days notice prior to vacancy.

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of April 22, 1999 by
     (i) each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding common stock; (ii) each of the Company's directors and officers; and (iii) all directors and officers of the Company as a group. As at September 10, 1999 there were 14,000,000 shares of common stock issued and outstanding.


                     Name of               Shares of Common
                   Beneficial             Stock Beneficially      Percentage
                      Owner                     Owned                Owned
                   ----------             ------------------      -----------
Agustin Gomez de Segura (as Trustee)          6,000,000              42.0%
Suite 1505 - 1060 Alberni Street
Vancouver, Bc Canada V6E 4K2

Carrington International Ltd. (1)              790,000               5.6%
STE 2402,
Bank of America Tower
12 Harcourt , Central Hong Kong

Thibaud a.r.l. (1)                             760,000               5.2%
Broadcasring House,
Rouge Bouillon St.
Channel Island

Boavista Securities Ltd. (1)                   700,000               5.0%
2402 Bank of America Tower,
12 Harcourt , Central Hong Kong

Officers and Directors

Augustin Gomez de Segura                       80,000                 *
Raimundo F. Villaverde 26,
E-28003 Madrid, Spain

Jorge L. Lacasa                                 80,000                 *
Valle de Laciana 31
D-28034 Madrid, Spain

Officers and Directors (2 persons)             160,000               0.01%


(1) To the best of the Company's knowledge, none of the above companies are affiliated to the officers and directors of the Company.

*    Less than 1%.


Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

          The following persons are the directors and executive  officers of the
     Company:

                     Name                          Position
                     ----                          --------
     Augustin Gomez de Segura       President and Director since April 17, 1998

     Jorge L. Lacasa                Secretary and Director since April 17, 1998

          All directors and officers of the Company are elected annually to serve for one year or until their successors are duly elected and qualified.

          Management's business experience during the past five years is as follows:

     Agustin Gomez de Segura

          1990 to current, Director and Manager of several trading and development companies, specializing in the Eastern Europe and Russian markets and Manager of two investment funds. 1995 to 1998, member of the board of Allna Moscow Bank. 1980 and 1990, was the Eastern Area Manager of Labtest (USA) and Labtam (Australia), a group of companies specializing in scientific research instruments and information technology.

     Jorge L. Lacasa

          1984 to current, president of Alanco Development Inc., a project finance company which has financed more than 30 industrial projects in China and the Commonwealth of Independent States ("CIS"). Advisor to the European Bank for Reconstruction and Development ("EBRD") and several Investment funds and advisor to several Spanish banks on China and Commonwealth of Independent States countries.

Item 6. EXECUTIVE COMPENSATION

(A)  General

          The following table sets forth information concerning the compensation of the named executive officers for each of the registrant's last three completed fiscal years:


                                        Annual Compensation                    Long-Term Compensation
                                        -------------------------------------- -----------------------------------------------------
                                                                               Awards                      Payments
                                                                               --------------------------- -------------------------

                                                                                              Securities
                                                                     Other                      Under-                      All
                                                                    Annual      Restricted      Lying                      Other
         Name And                                                   Compen-       Stock        Options/       LTIP        Compen-
    Principal Position         Year       Salary      Bonuses       Sation       Award(s)        SARs        Payouts       Sation
                                           ($)          ($)           ($)          ($)           (=)           ($)          ($)
           (a)                 (b)         (c)          (d)           (e)          (f)           (g)           (h)          (i)
--------------------------- ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------
Agustin Gomez de Segura      1999 (1)      -0-          -0-           -0-          None          None         None          -0-
                            ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------
                               1998        -0-          -0-           -0-          None          None         None          -0-
                            ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------
                               1997        -0-          -0-           -0-          None          None         None          -0-
                            ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------

--------------------------- ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------
Jorge L. Lacasa              1999 (1)      -0-          -0-           -0-          None          None         None          -0-
                            ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------
                               1998        -0-          -0-           -0-          None          None         None          -0-
                            ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------
                               1997        -0-          -0-           -0-          None          None         None          -0-
--------------------------- ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------

     (1)  For the six months ended June 30, 1999.

          None of the Company's officers and directors is currently party to an employment agreement with the Company. Directors and/or officers will receive expense reimbursement for expenses reasonably incurred on behalf of the Company. As the company is in the exploration stage, no value has been input for donated services.

(B)  Options/SAR Grants Table

          As of September 10, 1999 no options have been awarded


(C)  Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table

          As of September 10, 1999 no options have been awarded

(D)  Long-Term Incentive Plan ("LTIP") Awards Table

          The Company does not have a Long-term Incentive Plan.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          The proposed business of the Company raises potential conflicts of interests between the Company and certain of its officers and directors.

          Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, involvement in a greater number of programs and reduction of the financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein.

          During the six months ended June 30, 1999 salaries and wages aggregating, $0, the fiscal year ended December 31, 1998 $0 (December 31,
     1997) were paid or are payable to directors or corporations controlled by directors in connection with managerial, engineering and administrative services provided.

          In  addition,   directors   and/or   officers  will  receive   expense
     reimbursement for expenses reasonably incurred on behalf of the Company.

          The Company believes that had amounts been paid they would be comparable to amounts that would have been paid to at arms length third party providers of such services.


Item 8. DESCRIPTION OF SECURITIES

     Common Stock

          The Company is authorized to issue 100,000,000 shares of common stock, of which 14,000,000 shares were issued and outstanding as of the date of this Registration Statement. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

          The holders of common stock (i) have equal rights to dividends from funds legally available therefor, when, and if, declared by the Board of Directors of the Company; (ii) are entitled to share rateably in all of the assets of the Company available for distribution to the holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have pre-emptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

          The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. The present officers and directors of the Company own approximately 1% of the outstanding shares of the Company.


                                     PART II

Item 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

          (a) The common stock of the Company has been quoted on the OTC Bulletin Board since March 24, 1998. The following table sets forth high and low bid prices for the common stock for the calendar quarters indicated as reported by the OTC Bulletin Board from March 24, 1998 through September 10, 1999. These prices represent quotations between dealers without adjustment for retail mark-up, mark-down or commission and may not represent actual transactions.

------------------- ------------------ ----------------------- ------------------ -------------------
                    First Quarter      Second Quarter          Third Quarter      Fourth Quarter
------------------- ------------------ ----------------------- ------------------ -------------------
1999 - High         $0.3125            $2.437                  $2.250             N/A
------------------- ------------------ ----------------------- ------------------ -------------------
1999 - Low          $0.3125            $0.312                  $1.750             N/A
------------------- ------------------ ----------------------- ------------------ -------------------
1998 - High         N/A                $0.5312                 $0.5312            $1.0625
------------------- ------------------ ----------------------- ------------------ -------------------
1998 - Low          N/A                $0.5000                 $0.5000            $1.0000
------------------- ------------------ ----------------------- ------------------ -------------------
1997 - High         N/A                N/A                     N/A                N/A
------------------- ------------------ ----------------------- ------------------ -------------------
1997 - Low          N/A                N/A                     N/A                N/A
------------------- ------------------ ----------------------- ------------------ -------------------

          (b) As of September 10, 1999, there were 29 holders of record of the common stock.

          (c) The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors.

          (d) No matters were submitted to a Vote of the shareholders during the last fiscal quarter.


Item 2. LEGAL PROCEEDINGS

          The Company is not a party to any litigation, and has no knowledge of any pending or threatened litigation against it.


Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          None.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES

          Since inception the Registrant has sold securities in the manner set forth below without registration under the Securities Act of 1933, as amended (the "Act").

     (1) In March 1999, the Company issued 7,000,000 shares at a price of $0.10 per share for an aggregate consideration of $700,000 pursuant to Rule 504 of Regulation D.

     (2) In April 1999 the Company issued 6,000,000 shares at a price of $0.15 per share in connection with its acquisition of certain exploration, development and production licenses in the Russian Federation.

          Except for 8,000,000 shares issued pursuant to Rule 504, such shares are "restricted securities," as that term is defined in the rules and regulations promulgated under the Securities Act of 1933, as amended, subject to certain restrictions regarding resale. Certificates evidencing all of the above-referenced securities have been stamped with a restrictive legend and will be subject to stop transfer orders.

          The Registrant believes that each of the above-referenced transaction was exempt from registration under the Act, pursuant to Section 4(2) of the Act and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.


Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Except as hereinafter set forth there is no charter provision, bylaw, contract, arrangement or statute under which any officer or director of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

     Statutory indemnification of Directors and Officers

          The Company's Articles of Incorporation and Bylaws provide for the indemnification of officers and directors. In addition, the Company's officers and directors have entered into agreements, which also indemnify them from certain acts and omissions.

          Section 607.0850 of the Florida Business Corporations Act, provides for the Indemnification of the Company's directors, officers, employees or agents under certain circumstances as follows:

     Indemnification of Officers, Directors, Employee and Agents; Insurance

     (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fee), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favour by reason of the fact that he if or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defence or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person if fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defence of any action, suit or proceeding referred to in subsections (a) and
          (b) of this section, or in defence of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even, if obtainable a quorum of disinterested directors so directs, by independent legal counsel in written opinion, or (3) by the stockholders.

     (e)  Expenses  (including  attorneys'  fees)  incurred  by  an  officer  or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

          Such expenses including attorneys' fees incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation including (any constituent of a constituent) absorbed in a consolidation or merger which, if separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, reference to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any services as a director, officer, employee or agent of the corporation which imposes duties on, or involve services by, such director, officer, employee, or agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     The Securities and Exchange Commission's Policy on Indemnification

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any provisions contained in its Certificate of Incorporation, or by-laws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART III


Item 1. INDEX TO EXHIBITS

1.1     Articles of Incorporation of Cigma Ventures Corporation               27

1.2     Company By-laws Cigma Ventures Corporation                            30

1.3     Consent action of the Board of Directors of Cigma
          Ventures Corporation to reinstate the corporation
          in the State of Florida                                             36

1.4     Articles of Amendment to Cigma Ventures Corporation changing
           the name of the Corporation to Cigma Metals Corporation.           37

3.1     Agreement dated April 12, 1998 between The Company and
           Delta Capital; Oil-Impex Limited; Gasinvest Ltd;
           Lloydinvest and Landa Ltd.                                         38

21.1    Subsidiaries of the Company                                           46

27.1    Financial Data Schedule                                               47

                                    PART F/S
                              FINANCIAL STATEMENTS

                            CIGMA METALS CORPORATION

          Audited Financial Statements:

          Report of the Independent Accountants                               F2

          Consolidated  Balance  Sheets as at June 30, 1999,  December
          31, 1998 and 1997                                                   F3

          Statement of Stockholders'  Equity for the six month periods ended June 30, 1999,  June 30, 1998  (unaudited) and for the
          years ended December 31, 1998 and 1997                              F4

          Statement of Operations for the six month periods ended June
          30, 1999, June 30, 1998  (unaudited) and for the years ended
          December 31, 1998 and 1997                                          F5

          Statements  of Cash Flows for the  six-month  periods  ended
          June 30, 1999,  June 30, 1998  (unaudited) and for the years
          ended December 31, 1998 and 1997                                    F6

          Summary of Significant Accounting Policies                          F7

          Notes to the Consolidated financial Statements                     F11

                                   SIGNATURES

          In accordance with Section 12 of the securities exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



     Date: September 10, 1999

     Cigma Metals Corporation


     By:      /s/ Agustin Gomez de Segura
              ----------------------------------
              Agustin Gomez de Segura, President

          CIGMA METALS CORPORATION
          (A development stage enterprise)
          (Formerly Cigma Ventures Corp.)
          Consolidated Financial Statements
          June 30, 1999, December 31, 1998 and 1997
          (Expressed in US Dollars)






          Index


          Report of Independent Accountants

          Consolidated Balance Sheets

          Consolidated Statements of Stockholders' Equity

          Consolidated Statements of Operations

          Consolidated Statements of Cash Flows

          Notes to Consolidated Financial Statements




                                       F1

MOORE STEPHENS
ELLIS FOSTER LTD.
      CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 737-8117  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders

CIGMA METALS CORPORATION (formerly Cigma Ventures Corp.)
(A development stage enterprise)


We have audited the consolidated balance sheets of Cigma Metals Corporation (A development stage enterprise) (formerly Cigma Ventures Corp.) as at June 30, 1999, December 31, 1998 and 1997, the consolidated statements of stockholders' equity for the periods from January 13, 1989 (inception) to June 30, 1999, the consolidated statements of operations and cash flows for the periods from January 13, 1989 (inception) to June 30, 1999 and for the periods ended June 30, 1999, December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1999, December 31, 1998 and 1997 and the results of its operations and its cash flows for the period from January 13, 1989 (inception) to June 30, 1999 and for the periods ended June 30, 1999, December 31, 1998 and 1997 in conformity with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in Note 1 to the consolidated financial statements, the Company has incurred a loss from operations and lacks liquidity which raises substantial doubt about its ability to continue as a going concern. The continued operations of the Company as a going concern is dependent upon its ability to obtain necessary financing to complete the development. Management's plans concerning these matters are described in Note
1. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Vancouver, Canada                         "MOORE STEPHENS ELLIS FOSTER LTD."
July 13, 1999                                   Chartered Accountants


                                       F2

--------------------------------------------------------------------------------
MS

An independently owned and operated member of Moore Stephens North America Inc. Members in principal cities throughout North America. Moore Stephens North America Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world

CIGMA METALS CORPORATION
(A development stage enterprise)
(Formerly Cigma Ventures Corp.)

Consolidated Balance Sheets
(Expressed in US Dollars)
-----------------------------------------------------------------------------------------
                                                                        December 31
                                                    June 30      ------------------------
                                                       1999           1998           1997
-----------------------------------------------------------------------------------------
ASSETS

Current
  Cash                                            $ 683,071      $    --        $    --

Non-current
  Mineral property costs (Note 3)                       600            600           --
-----------------------------------------------------------------------------------------

Total assets                                      $ 683,671      $     600      $    --
=========================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Current
  Accounts payable and accrued
     liabilities                                  $   5,000      $    --        $    --
-----------------------------------------------------------------------------------------

Stockholders' Equity

Share capital
  Authorized:
         100,000,000 common shares at par
                        value of $0.0001 each
  Issued:
          14,000,000 (1998 - 1,000,000;
                       1997 - 1,000,000)              1,400            700            100

Additional paid in capital                          700,200            900            900

Deficit accumulated during the
  development stage                                 (22,929)        (1,000)        (1,000)
-----------------------------------------------------------------------------------------

Stockholders' equity                                678,671            600           --
-----------------------------------------------------------------------------------------

Total liabilities and
  stockholders' equity                            $ 683,671      $     600      $    --
=========================================================================================

   The accompanying notes are an integral part of these financial statements.


APPROVED BY THE BOARD:     /s/ AGUSTIN GOMEZ DE SEGURA       /s/ JORGE L. LACASA
                           ---------------------------       -------------------
                                      Director                     Director

                                       F3

CIGMA METALS CORPORATION
(A development stage enterprise)
(Formerly Cigma Ventures Corp.)

Consolidated Statements of Stockholders' Equity
Period Ended June 30, 1999, December 31, 1998 and 1997
(Expressed in US Dollars)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Deficit
                                                                                                    accumulated          Total
                                                         Common stock           Additional           during the         Stock-
                                               ---------------------------         paid-in          development       holders'
                                                     Shares         Amount         capital                stage         equity
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                        1,000,000         $  100         $   900       $      (1,000)          $  --

Net loss for the year                                    --             --              --                   --             --
-------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                        1,000,000            100             900              (1,000)             --

Issuance of common stock
  for mineral properties                          6,000,000            600              --                   --            600

Net loss for the year                                    --             --              --                   --             --
-------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                        7,000,000            700             900              (1,000)            600

Issuance of common stock
  for cash                                        7,000,000            700         699,300                   --        700,000

Net loss for the year                                    --             --              --             (21,929)       (21,929)
-------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1999                           14,000,000        $ 1,400        $700,200             (22,929)      $ 678,671
===============================================================================================================================

   The accompanying notes are an integral part of these financial statements.



                                       F4

CIGMA METALS CORPORATION
(A development stage enterprise)
(Formerly Cigma Ventures Corp.)

Consolidated Statement of Operations
(Expressed in US Dollars)

----------------------------------------------------------------------------------------------------------------------------------
                                                               January 13
                                                                     1989              Six
                                                              (inception)           months             Twelve months ended
                                                               to June 30            ended                 December 31
                                                                     1999          June 30      ----------------------------------
                                                             (cumulative)             1999                  1998             1997
----------------------------------------------------------------------------------------------------------------------------------
General and administrative expenses
  Consultants                                                    $ 15,000         $ 15,000                  $ --             $ --
  Interest, bank charges and
    foreign exchange                                                   63               63                    --               --
  Office and miscellaneous,
    net of recoveries                                               1,000               --                    --               --
  Professional fees
    Legal                                                           5,000            5,000                    --               --
    Accounting                                                      5,000            5,000                    --               --
  Transfer agents, listing and
    filing fees                                                     3,322            3,322                    --               --
----------------------------------------------------------------------------------------------------------------------------------

                                                                   29,385           28,385                    --               --

Less:  Interest income                                            (6,456)          (6,456)                    --               --
----------------------------------------------------------------------------------------------------------------------------------

Net loss for the period                                          $ 22,929         $ 21,929                  $ --             $ --
==================================================================================================================================

Loss per share
      Basic and diluted                                                           $     --                  $ --             $ --
==================================================================================================================================

Weighted average common
    shares outstanding
      Basic and diluted                                                          7,527,778             3,633,333        1,000,000
==================================================================================================================================

   The accompanying notes are an integral part of these financial statements.




                                       F5

CIGMA METALS CORPORATION
(A development stage enterprise)
(Formerly Cigma Ventures Corp.)

Consolidated Statement of Cash Flows
(Expressed in US Dollars)

----------------------------------------------------------------------------------------------------------------------------------

                                                                 January 13
                                                                       1989            Six
                                                                (inception)         months             Twelve months ended
                                                                 to June 30          ended                 December 31
                                                                       1999        June 30      ----------------------------------
                                                               (cumulative)           1999                  1998             1997
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used by)
   operating activities
   Net loss for the period                                       $  (22,929)     $ (21,929)                $   --            $  --
   Adjustment for item not involving cash:
   -  issuance of shares for services rendered                        1,000             --                     --               --
----------------------------------------------------------------------------------------------------------------------------------

                                                                    (21,929)       (21,929)                    --               --

   Changes in assets and liabilities
      Increase in accounts payable                                    5,000          5,000                     --               --
----------------------------------------------------------------------------------------------------------------------------------

                                                                   (17,929)        (16,929)                    --               --
----------------------------------------------------------------------------------------------------------------------------------


Cash flows from financing activities
   Proceeds from issuance of
      of common stock                                               700,000        700,000                    --               --
----------------------------------------------------------------------------------------------------------------------------------


Increase in cash for the period                                     683,071        683,071                    --               --

Cash, beginning of period                                                --             --                    --               --
----------------------------------------------------------------------------------------------------------------------------------

Cash, end of period                                               $ 683,071       $683,071                $   --            $  --
==================================================================================================================================


   The accompanying notes are an integral part of these financial statements.




                                       F6

CIGMA METALS CORPORATION
(A development stage enterprise)
(Formerly Cigma Ventures Corp.)

Notes to Consolidated Financial Statements
June 30, 1999, December 31, 1998 and 1997
(Expressed in US Dollars)
--------------------------------------------------------------------------------

1.   Nature of Business and Going Concern

     The Company was formed on January 13, 1989 as Cigma Ventures Corp. under the laws of the State of Florida. The Company changed its name to Cigma Metals Corporation on April 17, 1998. The Company is in the business of exploration and development of mineral properties. The Company has not yet determined whether its properties contain mineral resources that may be economically recoverable.

     These consolidated financial statements have been prepared with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The general business strategy of the Company is to acquire mineral properties either directly or through the acquisition of operating entities. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the existence of economically recoverable reserves, or proceeds from the disposition thereof, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. Management's plans in this regard are to raise equity financing as required. These consolidated financial statements do not include any adjustments that might result from this uncertainty.

2.   Significant Accounting Policies

     (a)  Basis of Consolidation

          These consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States, include the accounts of the Company and its wholly-owned Russian subsidiary, Northgold Company. All inter-company transactions and balances have been eliminated.

     (b)  Principles of Accounting

          These financial statements are stated in US Dollars and have been prepared in accordance with accounting principles generally accepted in the United States.


                                       F7

CIGMA METALS CORPORATION
(A development stage enterprise)
(Formerly Cigma Ventures Corp.)

Notes to Consolidated Financial Statements
June 30, 1999, December 31, 1998 and 1997
(Expressed in US Dollars)
--------------------------------------------------------------------------------

2.   Significant Accounting Policies (continued)

     (c)  Mineral Properties and Exploration Expenses

          Exploration costs are charged to operations as incurred as are normal development costs until such time that proven reserves are discovered. From that time forward, the Company will capitalize all costs to the extent that future cash flow from reserves equals or exceeds the costs deferred. As at June 30, 1999, December 31, 1998 and 1997, the Company did not have proven reserves. Cost of initial acquisition of mineral rights and concessions are capitalized until the properties are abandoned or the right expires.

          Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities.

     (d)  Foreign Currency Transactions

          The Company and Northgold maintain their accounting records in their functional currencies (i.e., U.S. dollars and Russian ruble, respectively). They translate foreign currency transactions into their functional currency in the following manner.

          At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

     (e)  Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.




                                       F8

CIGMA METALS CORPORATION
(A development stage enterprise)
(Formerly Cigma Ventures Corp.)

Notes to Consolidated Financial Statements
June 30, 1999, December 31, 1998 and 1997
(Expressed in US Dollars)
--------------------------------------------------------------------------------

2.   Significant Accounting Policies (continued)

     (f)  Financial Instruments

          The respective  carrying value of certain  on-balance-sheet  financial instruments approximated their fair values. These financial instruments include cash and accounts payable and accrued liabilities. Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. Management is of the opinion that the Company is not exposed to significant interest, credit, or currency risks arising from these financial instruments.

     (g)  Income Taxes

          The Company has adopted Statement of Financial Accounting Standards (SFAS") No. 109, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets using enacted rates in effect in the years in which the differences are expected to reverse.

     (h)  Loss Per Share

          Loss per share is computed using the weighted average number of shares outstanding during the year. Effective for the year ended December 31, 1997, the Company adopted SFAS No. 128, "Earnings per share". Diluted loss per share is equal to the basic loss per share.




                                       F9

CIGMA METALS CORPORATION
(A development stage enterprise)
(Formerly Cigma Ventures Corp.)

Notes to Consolidated Financial Statements
June 30, 1999, December 31, 1998 and 1997
(Expressed in US Dollars)
--------------------------------------------------------------------------------

2.   Significant Accounting Policies (continued)

     (i)  New Accounting Pronouncements

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liabilty that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

          Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on January 1, 2000 to affect its financial statements.

          In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities", ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard has no material effect on the financial statements.





                                       F10

CIGMA METALS CORPORATION
(A development stage enterprise)
(Formerly Cigma Ventures Corp.)

Notes to Consolidated Financial Statements
June 30, 1999, December 31, 1998 and 1997
(Expressed in US Dollars)
--------------------------------------------------------------------------------

3.   Mineral Properties and Exploration Licences

     The Company owns the following mineral properties located in Kozhim Region, Komi Republic, Russia, as follows:

     Area                Central Point Co-ordinates
     ----                --------------------------
     Samshitovoye        65 deg 14.7o N. Lat;        60 deg 13.5o E. Lon.
     Nesterovskoye       65 deg 13.7o N. Lat;        60 deg 14.8o E. Lon.
     Chudnoye            65 deg 14.3o N. Lat;        60 deg 14.2o E. Lon.

     Pursuant to an agreement dated April 12, 1998, the Company acquired these mineral properties by issuing 6,000,000 restricted common shares to the vendors. The individual who acted as trustee for the vendors is currently a director of the Company. As the vendors are the controlling shareholders of the Company after the above-mentioned transactions, the properties are carried at a nominal amount of $600 which is equal to the par value of the shares issued.

     Pursuant to another agreement, the Company has entered into a joint venture agreement with Poliarural Geologia ("PUG") to jointly explore the properties. PUG is a Russian stated-owned geological exploration and development company which owns the exploration, development and production licences for the properties owned by the Company.

     The Company will own 49% of the joint venture, but it has the option to increase its stake to 75% by expending US$400,000 on the properties.

4.   Non-Cash Investing and Financing Activities

     (a) On August 2, 1991, the Company issued 1,000,000 shares of its $0.001 par value common stock for services of $1,000.

     (b) The Company issued 6,000,000 common shares to acquire the mineral properties as described in Note 3.




                                       F11